FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Closing of Airborne Activities Acquisition

Paris, France – September 3, 2013

CGG announced today that the main administrative authorizations have now been received allowing CGG to close its acquisition of Fugro’s Airborne activities. Certain administrative actions are still to be completed, but these do not impact business continuity and are expected to be finalized shortly.

The Airborne acquisition concretizes the final stage in CGG’s successful acquisition and integration of Fugro Geoscience. As a result of this transaction, CGG has significantly enhanced its integrated geoscience offering and expanded into new markets such as marine gravity, electromagnetics, data management services and geological expertise as well as airborne geophysics.

Jean-Georges Malcor, CEO, CGG, said: “The Airborne group is a valuable addition to CGG and I would like to warmly welcome our new colleagues into the company. Our geoscience footprint now includes the skies as well as the oceans and land. This strength in depth and in breadth gives us a unique set of resources to help our clients meet today’s complex challenges.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Communications Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 3rd, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP